U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)


    FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
        (Address and telephone number of Registrant's executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes               No     X
                                    -------          -------

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       ---------------

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                                                                [GRAPHIC OMITED]
                                                                MFC BANCORP LTD.
                                                                  NEWS RELEASE

FOR  IMMEDIATE  RELEASE  NOVEMBER  7,  2002
-------------------------------------------

Contact:     Allen  &  Caron  Inc.
             Joseph  Allen  (investors)           Rene  Randall
             (212)  691-8087                      (604)  683-8286
             joe@allencaron.com                   rrandall@bmgmt.com
             ------------------                   ------------------
                     or
             Kari  Rinkeviczie  (media)
             (616)  647-0780
             kari@allencaron.com


                      MFC BANCORP LTD. ANNOUNCES TAKE-OVER
                       BID FOR MED NET INTERNATIONAL LTD.

NEW YORK CITY (November 7, 2002). . .MFC Bancorp Ltd. ("MFC") (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) today announced that it is making a take-over bid offer (the "Offer") for all of the outstanding common shares of Med Net International Ltd. ("Med Net"), subject to certain conditions. The offering documents, to be mailed shortly, will offer Cdn $1.15 for each common share of Med Net tendered to the Offer.

MFC owns, directly or indirectly, approximately 9.2% of the outstanding common shares of Med Net. The Offer is made to all shareholders of Med Net, other than those in jurisdictions where such an Offer is unlawful.

Med Net is a Bermuda company whose common shares are listed on The Toronto Stock Exchange. Med Net is in the business of establishing and operating eye care centres in China to provide technically advanced eye care services to people in China. Med Net also sells medical supplies, including intraocular lenses, visco-elastic for cataract surgery, sutures and blades and certain ophthalmic and aesthetic products.

Contact information is provided above if you require further information regarding the Offer.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally.

Certain statements included herein are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Management of MFC cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of MFC to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by MFC with the Securities and Exchange Commission.

                                     # # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MFC  BANCORP  LTD.
              -------------------------------------

By            /s/  Michael  J.  Smith
              -------------------------------------
              Michael  J.  Smith
              President and Chief Executive Officer

Date          November 7,  2002
              -------------------------------------